SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For transition period from                      to                     .

Commission file number—001-14410

A.	Full title of the plan and address of the plan if different from that of the issuer named below:

AXA Equitable 401(k) Plan, 1290 Avenue of Americas, New York, NY 10104

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AXA, S.A.

25, Avenue Matignon, 75008 Paris, France

AXA EQUITABLE 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4-20

Supplemental Schedule:

Schedule H, Part IV, line 4i*—Schedule of Assets (Held at End of Year) December 31, 2011	21-30

Signature Page	31

Exhibit:

Consent of Independent Registered Public Accounting Firm

*	Refers to item number in IRS Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 2011.

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

AXA Equitable 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AXA Equitable 401(k) Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

New York, New York

June 28, 2012

AXA EQUITABLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
Assets
Investments (Notes 3, 4, 5 and 6)	$1,536,555,332	$1,639,642,474

Receivables
Employer contributions	1,462,005	1,204,738
Notes receivable from participants (Notes 1)	24,977,253	27,634,621
Receivables for investment sold	12,550,117	78,692
Other receivables	114,719	49,358

Total receivables	39,104,094	28,967,409

Total assets	1,575,659,426	1,668,609,883

Liabilities
Payables for investments purchased	12,042,292	—
Accrued expenses and other liabilities	2,525,478	478,185

Total liabilities	14,567,770	478,185

Net assets available for benefits, at fair value	1,561,091,656	1,668,131,698

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 6)	(25,801,612)	(20,877,731)

Net assets available for benefits	$1,535,290,044	$1,647,253,967

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2011
Additions
Investment income
Net depreciation in fair value of investments (Note 3)	$(39,513,911)
Interest	16,329,962
Dividends	12,571,644

(10,612,305)
Less investment expenses	1,776,929

Net investment loss	(12,389,234)

Interest income on notes receivable from participants	1,291,278
Contributions
Participant	61,706,866
Employer	20,416,804

Total contributions	82,123,670

Total additions	71,025,714

Deductions
Benefits paid to participants	180,764,925
Administrative expenses	2,224,712

Total deductions	182,989,637

Net decrease during the year	(111,963,923)

Net assets available for benefits
Beginning of year	1,647,253,967

End of year	$1,535,290,044

See accompanying notes to the financial statements

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AXA Equitable 401(k) Plan (the “Plan”) sponsored by AXA Equitable Life Insurance Company (“AXA Equitable” or the “Company”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan with a cash or deferred arrangement providing benefits for eligible employees and statutory employees of AXA Equitable and certain participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and the Internal Revenue Code of 1986 (the “Code”), as amended.

Plan Fiduciary, Administrator and Trustee

The named fiduciaries of the Plan are the Administrative Committee and the Investment Committee. The Administrative Committee serves as the Plan administrator and Northern Trust is the directed trustee of the Plan. The Investment Committee is one of the named fiduciaries but is no longer the trustee since November 17, 2011. The Plan has an agreement with AonHewitt, formerly known as Hewitt Associates LLC, (“Hewitt”) for the recordkeeping and administration of the Plan, effective as of March 21, 2011, and with Northern Trust for the custodial trustee and disbursement agent functions, effective as of March 24, 2011. Fidelity was the recordkeeper until March 30, 2011.

Eligibility

The Plan covers full-time employees, “Group I” part-time employees, financed financial professionals, and statutory employees, as well as other employees of AXA Equitable and employees of certain participating affiliates who are scheduled to work a minimum of 1,000 hours in a Plan year.

Contributions

New hires are automatically enrolled in the Plan after performing one hour of service. Each year, participants may contribute to the Plan on a before-tax basis, an after-tax basis, or a Roth 401(k) basis (or any combination of the foregoing), up to a percentage of annual compensation as defined in the Plan. New participants are automatically deemed to have elected, after 30 days at work, a 3% before-tax contribution rate (See Note 8), which is automatically invested in the target allocation fund closest to the individual’s 65th birthday. Participants can elect to have before-tax contributions automatically increase each year by 1% until the participant reaches a 6% deferral percentage or elects out of the automatic increase program. The new hire can opt out, change the contribution rate, or change the investment option at any time. The maximum before-tax and/or Roth 401(k) contribution a participant can contribute is 75% of his or her annual compensation, subject to reduction by limits imposed by the Code ($16,500 for 2011 and 2010). The maximum after-tax contribution is $25,000 or 20% of the participant’s annual eligible compensation, whichever is less, provided that the participant’s combined before-tax, Roth 401(k) and after-tax contributions cannot exceed 95% of his or her annual eligible compensation. Prior to 2011, the maximum percentage of eligible compensation that could be contributed on an after-tax basis was 10%, and the maximum dollar amount was $15,000. Participants who have attained age 50 before the end of the Plan year were eligible to make catch-up contributions in the amount of $5,500 for 2011 and 2010. The maximum before-tax and/or Roth 401(k) contribution that a participant eligible for catch up contributions can contribute per the Code was $22,000 for 2011 and 2010. Participants may also contribute amounts representing eligible rollover distributions from other qualified defined benefit or defined contribution plans.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Prior to March 22, 2010, AXA Equitable’s matching contributions were invested directly in the company stock fund. Participants could redirect the matching contribution into other investment options in the Plan at any time. Effective March 22, 2010, employer matching contributions are no longer invested in the company stock fund, but instead are invested in (i) accordance with the participants’ current investment election or, (ii) if no election, in the qualified default investment designated by the Investment Committee.

Allocation Provisions

Participants direct the investment of their contributions into various investment options offered by the Plan. In 2011, the Plan offered twelve target allocation funds through a group annuity contract, sixteen mutual funds, a company stock fund, and a fixed income fund as investment options for participants. Effective July 21, 2010, the company stock fund changed from a unitized stock fund to an individual share accounting fund. No new contributions, loan repayments, or transfers can be made to the company stock fund on or after March 22, 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, matching contribution and investment earnings/losses, and is also charged with an annual fee for administrative expenses taken proportionately on a quarterly basis from each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Notes Receivable from Participants

Actively employed participants may borrow from their fund accounts, in $100 increments, a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 or (ii) 50% of their vested account balance (minus any outstanding loans). The loans are collateralized by the balance in the participant’s account. Interest on the loan is equal to the prime rate at the beginning of the calendar quarter during which the loan is issued plus one percent. The interest rates for all outstanding loans ranged from four and one quarter to eleven percent as of December 31, 2011 and 2010. Principal and interest is paid over a range of one to five years for loans other than to purchase a principal residence and one to fifteen years for residential loans. Active participants whose loan is deemed distributed are not permitted to participate in the Plan for 6 months from the date of the deemed distribution. However, an active participant is permitted to transfer account balances among investment funds (except to the company stock fund).

Payment of Benefits

Upon termination of service, including due to death, disability, or retirement, the normal form of benefit is a single sum cash payment (except for the MONY Life Retirement Plan for Field Underwriters (“FURP”) subaccounts, in which the normal form of benefit for single individuals is a straight life annuity and for married individuals is a qualified joint and survivor annuity). Additional forms of distribution available for participants include systematic withdrawal payments or the purchase of an annuity. Required minimum distributions as required by the Code are also paid, as necessary.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN (continued)

Vesting

Participants are vested immediately in their own contributions plus actual earnings, if any, thereon. Employer matching contributions are vested upon completion of three years of service. Participants also become 100% vested upon reaching normal retirement age, or becoming disabled, or dying while in service, or if AXA Equitable terminates the Plan or discontinues all employer contributions.

Forfeited Accounts

Upon termination of service, other than due to death or disability (as described above), a participant will forfeit the non-vested portion of his or her account balance. Forfeitures will be used to pay for administrative expenses (see Note 7) or to reduce employer matching contributions. The balance in the forfeiture account totaled $863,311 and $717,665 at December 31, 2011 and 2010, respectively. During 2011, $1,030,719 from the forfeiture account was used to pay for administrative expenses and $150,669 was used to pay for employer matching contributions.

Plan Expenses and Administration

The Plan had an administrative agreement with Fidelity until March 30, 2011. The Plan has an administrative agreement with Hewitt, effective as of March 21, 2011, for the recordkeeping and administration of the Plan. The Plan reimburses AXA Equitable for administrative services paid on the Plan’s behalf (see Note 7).

2.	SUMMARY OF ACCOUNTING POLICIES

Use of Estimates and Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“US GAAP”) which requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the net assets available for Plan benefits and changes therein for the periods presented.

Accounting Changes

In January 2010, the FASB issued new guidance for improving disclosures about fair value measurements. This guidance requires that purchases, sales, issuances and settlements for Level 3 assets and liabilities be presented separately and is effective for fiscal periods beginning after December 15, 2010. This new disclosure is included in the Notes to the Plan financial statements.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

2.	SUMMARY OF ACCOUNTING POLICIES (continued)

New Accounting Pronouncements

In May 2011, the FASB amended its guidance on fair value measurements and disclosure requirements to enhance the comparability between US GAAP and IFRS. The amendments address specific considerations about fair value measurements and require expanded disclosures, including quantitative information about the unobservable inputs used in Level 3 fair value measurements, qualitative discussion of the sensitivities of these measurements to changes in the underlying inputs, and categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. These amendments are effective for reporting periods beginning after December 15, 2011 with early adoption prohibited. Except for compliance with the additional disclosures imposed by this new guidance, adoption is not expected to have a material impact on the Plan financial statements.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. A description of the valuation methodologies used for assets measured at fair value is described in Note 4, Fair Value Disclosures. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis. Net appreciation/(depreciation) includes the Plan’s unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The fair value of the investments is monitored and fluctuations in value are recorded as an unrealized gain or loss, as necessary, depending on whether the value of the investments has increased or decreased. When an investment is sold the change in value from the date acquired is recognized as a realized gain or loss.

Payment of Benefits

Benefits are recorded when paid.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets:

	December 31,
	2011			2010
AXA, SA ADRs, 5,358,128 shares, (a)	$	(b	)	$89,212,832
SSGA S&P 500 INDEX NON-LENDING CL A, 6,536,243 shares and 7,287,502 shares, respectively		141,372,393		154,356,578
Black Rock Equity Index Fund, 7,886,707 shares		85,999,866		(b	)
Guaranteed Investment Contracts (“GIC”) (Note 6):
AIG Financial Products Co. (c)		100,923,063		103,372,527
NATIXIS Financial Products (c)		156,060,417		159,878,441
JP Morgan Chase (c)		211,209,593		216,395,724
State St. Bank & Trust Co. Boston (c)		156,073,172		159,890,795

(a)	Contains nonparticipant-directed Company contributions.
(b)	Investment was less than 5% of the Plan’s net assets at respective year end.
(c)	GICs are presented on a fair value basis (see Note 6).

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year), depreciated in value by $39,513,911, as follows:

Common stock	$(15,136,073)
Mutual funds	(24,377,838)

Total depreciation	$(39,513,911)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity’s own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level that is significant to the fair value measurement. The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in these securities.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011 and 2010.

Bonds

Bonds valued at the closing price reported in the active market in which the individual security is traded generally would be categorized as Level 1. When quoted prices in active markets are not available, the Plan estimates fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or can be derived principally from or corroborated by observable market data and are generally Level 2. When the volume or level of activity results in little or no price transparency, significant inputs no longer can be supported by reference to market observable data but instead must be based on management’s estimation and judgment and are generally Level 3.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Common stock

Common stock valued based on the last sale price traded in an active market generally would be classified as Level 1. When insufficient trading volume occurs in a market these securities are considered Level 2.

Mutual funds, including target allocation funds

Mutual funds valued at the closing net asset value of shares held by the Plan are classified as Level 1. When quoted prices in active markets are not available these securities are generally considered either Level 2 or 3 depending on the availability and observability of the inputs most significant to the measurement of fair value.

GIC wrappers

Valuation of Synthetic GIC’s is based on the present value of the total wrap rebid value and is classified as Level 3.

Short-term investments

Short-term investments primarily consist of corporate bonds with maturities of one year or less from the reporting date. The fair values of these securities and their levels within the fair value hierarchy are determined in the same manner as Bonds.

The methodologies used to measure the fair values of the Plan’s investments may produce amounts that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those applied by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	Level 2		Level 3		Total
Assets
Bonds:
Corporate	$—	$133,017,909		$1,181,748		$134,199,657
US Treasury, government and agency	—	369,940,407		17,000,214		386,940,621
Commercial mortgage-backed	—	17,379,315		3,178,218	(2)	20,557,533
Residential mortgage-backed (1)	—	26,121,098		—		26,121,098
Asset-backed	—	—		39,981,964	(2)	39,981,964
Common stock:
Finance	—	58,736,900		—		58,736,900
Mutual funds:
Index	214,946,854	252,506,452	(3)	—		467,453,306
Balanced	47,804,298	—		—		47,804,298
Growth	85,713,076	103,351,512	(3)	—		189,064,588
Fixed income	102,154,559	—		—		102,154,559
Other	50,296,657	—		—		50,296,657
GIC Wrappers	—	—		1,002,126		1,002,126
Short-term investments	1,466,697	10,623,341		151,987	(4)	12,242,025

Total assets	$502,382,141	$971,676,934		$62,496,257		$1,536,555,332

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds (non AAA rated) of U.S. issuers from diverse industries.
(3)	Includes private mutual funds – non-exchange traded.
(4)	Includes Broker priced securities.

Except for the company stock fund, SSgA S&P 500 Index Non-Lending Cl A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories of invested assets.

In 2011, bonds with fair value of $24,327,448 respectively were transferred out of Level 2 and into Level 3 primarily due to change in pricing sources. These transfers in the aggregate represent approximately 1.6% of total net assets at December 31, 2011. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Assets measured at fair value on a recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3		Total
Assets
Bonds:
Corporate (2)	$—	$141,265,201	$—		$141,265,201
US Treasury, gov’t and agency	—	359,653,474	—		359,653,474
Commercial mortgage-backed	—	18,284,822	192,518	(2)	18,477,340
Residential mortgage-backed (1)	—	50,796,642	—		50,796,642
Asset-backed	—	42,192,683	1,299,425	(2)	43,492,108
Common stock:
Finance	—	89,212,832	—		89,212,832
Mutual funds:
Index	227,455,190	273,095,851	—		500,551,041
Balanced	52,809,748	—	—		52,809,748
Growth	145,518,321	86,615,232	—		232,133,553
Fixed income	104,491,209	—	—		104,491,209
Other	23,446,375	—	—		23,446,375
GIC Wrappers	—	—	1,381,045		1,381,045
Short-term investments	—	21,931,906	—		21,931,906

Total assets	$553,720,843	$1,083,048,643	$2,872,988		$1,639,642,474

(1)	Includes publicly traded agency pass-through securities.
(2)	Includes primarily investment grade bonds of U.S. issuers from diverse industries

Except for the company stock fund, SSgA S&P 500 Index Non-Lending Cl A, and the Synthetic GIC Contracts further segregated in footnote 3, there are no significant concentrations within or across the categories.

In 2010, asset-backed bonds with fair values of $674,279 and $352,310 were transferred out of Level 3 and into Level 2 and out of Level 2 and into Level 3, respectively, principally due to the availability of trading activity and/or market observable inputs to measure and validate their fair values. In addition, growth mutual funds with fair value of $73,483,333 were transferred out of Level 1 and into Level 2. These transfers in the aggregate represent approximately 4.5% of total net assets at December 31, 2010. All transfers between levels of the fair value hierarchy are recognized at the beginning of the calendar quarter in which the actual date of transfer occurred.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

The table below presents reconciliation for Level 3 assets for the 2011 Plan year, January 1, 2011 to December 31, 2011:

	GIC Wrappers	Commercial mortgage backed bonds	Asset backed bonds
Balance, January 1, 2011	$1,381,045	$192,518	$1,299,425
Total gains/(losses), realized and unrealized included in changes in net assets	(378,919)	2,301,190	(182,398)
Purchases	—	559,994	23,595,162
Issuances	—	—	—
Sales	—	(46,025)	(1,101,123)
Settlements	—	(1,437,236)	(4,632,231)
Transfers into Level 3	—	1,607,777	21,003,129
Transfers out of Level 3	—	—	—

Balance, December 31, 2011	$1,002,126	$3,178,218	$39,981,964

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2011
	$186,406	$2,314,637	$(182,398)

	Bonds: Corporate	Bonds: US Treasury,gov’t and agency	Short-term Investments
Balance, January 1, 2011	$—	$—	$—
Total gains/(losses), realized and unrealized included in changes in net assets	6,998	302,196	(15,826)
Purchases	—	41,068,089	—
Issuances	—	—	—
Sales	—	(24,370,071)	—
Settlements	—	—	(373,979)
Transfers into Level 3	1,174,750	—	541,792
Transfers out of Level 3	—	—	—

Balance, December 31, 2011	$1,181,748	$17,000,214	$151,987

The amount of total (losses)/gains for the period included in changes in net assets attributable to the change in unrealized (losses)/gains relating to assets still held at December 31, 2011	$6,998	$151,544	$(15,826)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

4.	FAIR VALUE DISCLOSURES (continued)

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

5.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2011	2010
Company stock fund (1)

Net assets
Common stock	$58,736,900	$89,212,832
Receivables	11,612	—

	$58,748,512	$89,212,832

Changes in net assets
Net depreciation	(15,136,073)
Benefits paid to participants	(5,054,738)
Expenses	(77,332)
Net transfers from participant-directed investments	(10,196,177)

	$(30,464,320)

(1)	No new contributions, loan repayments, or transfers are permitted to the company stock fund on or after March 22, 2010.

6.	GUARANTEED INVESTMENT CONTRACTS

The Plan has entered into various benefit-responsive Synthetic GICs with various insurance companies and other financial institutions (“Issuers” or “Issuer”) under the fixed income fund investment option (“the Fund”) as indicated in the tables below.

Synthetic GIC

A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution with the intent of maintaining a stable contract value. The fair value of a Synthetic GIC equals that total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets.

A Synthetic GIC provides for a variable crediting rate, which typically resets at least quarterly, and the Issuer of the wrap contract provides assurance that future adjustments to the crediting rate

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

The terms of the contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Issuer. Contract termination also may occur by either party upon election and notice.

A Synthetic GIC generally imposes conditions on both the Plan and the Issuer which can result in terminations in the event of default by the Plan or the Issuer. An Issuer may terminate a contract if the appointed Investment Manager’s investment management authority over the contract is limited or terminated, as well as if all of the terms of the contract fail to be met (i.e., a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement). In the event that the market value of the covered assets is below their contract value at the time of such termination by the Issuer, the terminating Issuer would not be required to make a payment to the Plan. The Plan may terminate and replace a contract in various circumstances, including where there is a default by the Issuer. Instances where the Issuer may be in default, include but are not limited to, the following: Issuer breach of material obligation under the investment contract; a material misrepresentation; decline in the Issuer’s long term credit rating below a threshold set forth in the contract; acquisition or reorganization of the Issuer wherein the successor Issuer does not satisfy the investment or credit guidelines applicable to the Issuer. In the event that the market value of the covered assets is below their contract value at the time of such termination by the Plan, the Plan may elect to keep the contract in place until such time as the market value of the covered assets is equal to their contract value. The Plan may be unable to maintain a stable contract value if the Plan is unable to promptly find a replacement Synthetic GIC with comparable terms following termination of a Synthetic GIC contract. The Plan will attempt to assess the credit quality of Issuers, but there is no guarantee as to the financial condition of an Issuer. Synthetic GICs are nontransferable, have no trading market and there are a limited number of Issuers.

The average yield for the Synthetic GICs based on actual earnings was 2.02% and 2.56% in 2011 and 2010, respectively. The average yield for Synthetic GIC based on the interest rate credited to participants was 2.37% and 2.49% in 2011 and 2010, respectively.

As described in Note 2, because the Synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Synthetic GIC. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Synthetic GICs purchased by the Plan are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the GICs limit the ability of the Plan to transact at contract value with the Issuers upon the occurrence of certain events.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

These events include:

•	The Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code;

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions;

•	Any substantive modification of the Plan or the administration of the Plan that is not consented to by the Issuer;

•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan Sponsor;

•

Any communication given to participants by the Plan Sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the Fund;

•	Exclusion of a group of previously eligible employees from eligibility in the Plan;

•	Any early retirement program, group termination, group layoff, facility closing, or similar program;

•	Any transfer of assets from the Fund directly to a competing option.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract Issuer or otherwise.

Guaranteed Investment Contracts are summarized as follows:

	December 31, 2011
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
AIG Financial Products Co., #931942	A-	$100,923,063	$—	$(4,009,251)
NATIXIS Financial Products, #1910-02	A+	156,060,417	—	(6,199,628)
JP Morgan Chase, #AXA-2-07	AA-	211,209,593	784,537	(9,175,010)
State St Bk & Tr Co Boston, #107007	AA-	156,073,172	217,589	(6,417,723)

Total Guaranteed Investment Contracts		$624,266,245	$1,002,126	$(25,801,612)

(1)	Major Credit Ratings are unaudited.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.	GUARANTEED INVESTMENT CONTRACTS (continued)

	December 31, 2010
	Major Credit Rating (1)	Investments at Fair Value	Wrapper Contract at Fair Value	Adjustment to Contract Value
Synthetic GICs
AIG Financial Products Co., #931942	A-	$103,372,527	$565,324	$(3,716,698)
NATIXIS Financial Products, #1910-02	AAA	159,878,441	—	(4,873,991)
JP Morgan Chase, #AXA-2-07	AA-	216,395,724	815,721	(7,412,675)
State St Bk & Tr Co Boston, #107007	AA-	159,890,795	—	(4,874,367)

Total Guaranteed Investment Contracts		$639,537,487	$1,381,045	$(20,877,731)

(1)	Major Credit Ratings are unaudited.

7.	RELATED-PARTY TRANSACTIONS

Effective March 21, 2011 the recordkeeping and administration of the Plan was transferred from Fidelity to AonHewitt and, effective March 24, 2011, the custodial trustee and disbursement agent functions were transferred from Fidelity to Northern Trust. Certain Plan investments are managed by AXA Equitable and AllianceBernstein L.P., related parties-in-interest. AllianceBernstein L.P. is an affiliate of AXA Equitable. Administrative service fees paid by the Plan directly to Fidelity, AllianceBernstein L.P., Hewitt, and Northern Trust were $231,630, $503,567, $922,970, and $170,452 respectively, during the year ended December 31, 2011.

The Plan incurred expenses in the amount of $1,490,240, including $289,748 and $216,919 of accrued expenses at December 31, 2011 and 2010, respectively, for administrative services paid by AXA Equitable on the Plan’s behalf.

The Plan also invests in common stock issued by AXA, S.A., the parent of AXA Equitable, which are evidenced by American Depository Receipts (“ADRs”). The AXA S.A. ADRs held by participants were valued at $58,736,900 and $89,212,832 at December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, the Plan received sales proceeds totaling $9,484,230 of AXA, S.A ADRs. The Plan received $3,667,531 in dividend income from the AXA ADR Stock Fund during the year ended December 31, 2011 from AXA, S.A. ADRs held.

The Plan administrator and the Plan’s counsel believe that the Plan’s transactions with related parties are permitted by the U.S. Department of Labor’s prohibited transaction exemptions.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

8.	FUNDING POLICY

AXA Equitable make a matching contribution on a dollar for dollar basis of up to 3% of the participant’s annual eligible compensation (see Note 1) contributed to the Plan on a 401(k) before-tax or Roth 401(k) basis. Participants are able to contribute up to 95% of their annual eligible compensation (see Note 1) on a combined 401(k) before-tax, Roth 401(k) or after-tax basis. In addition, AXA Equitable will absorb Plan administration costs beyond the value of the forfeiture account. The Plan is not subject to ERISA’s minimum funding requirements.

9.	PLAN TERMINATION

Although it has not expressed any intent to do so, AXA Equitable has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Code. In the event of Plan termination, assets will be distributed to participants in accordance with the provisions of the Plan.

10.	PLAN AMENDMENTS

The following represents the material amendments made to the Plan for the 2011 Plan year:

Effective January 1, 2011, the Plan was amended to increase the after-tax contribution limit. An eligible participant may elect to make after-tax contributions from 0.1% to 20% of his or her eligible compensation, up to $25,000 each plan year. Prior to 2011, the maximum percentage of eligible compensation able to be contributed was 10%, and the maximum dollar amount was $15,000.

Effective January 1, 2011, a participant who is not an active participant (regardless of whether the participant has “retired directly from service” within the meaning of the AXA Equitable Retirement Plan (the “Retirement Plan”) or the MONY Life Retirement Income Security Plan for Employees (“RISPE”) or is Disabled) may elect, to make partial lump sum withdrawals from his or her Plan accounts.

Effective January 3, 2011, any service performed for AXA Rosenberg Investment Management LLC and its affiliates up through and including January 2, 2011, by an individual who was employed by AXA Rosenberg Investment Management LLC immediately prior to January 3, 2011 and who became an employee, financial professional or manager of the AXA Equitable and its related employers on January 3, 2011, will be treated as service for purposes of participation and vesting.

Effective March 21, 2011 the recordkeeping and administration of the Plan was transferred from Fidelity to Hewitt and, effective March 24, 2011, the custodial trustee and disbursement agent functions were transferred from Fidelity to Northern Trust. As a result of these changes, participants were temporarily unable to initiate certain 401(k) Plan transactions – including enrolling; obtaining a loan, withdrawal or distribution from the Plan; initiating fund transfers; and making new investment elections for future contributions. This “blackout period” occurred between March 15, 2011 and March 30, 2011.

These amendments had no effect to the Statement of Net Assets for the year ended December 31, 2011.

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

11.	TAX STATUS

The Internal Revenue Service has determined and informed AXA Equitable by a letter, dated April 11, 2008, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan has analyzed the tax positions taken, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2006.

The Plan recognizes accrued interest and penalties related to unrecognized tax benefits in tax expense. There were no interest and penalties included in the Plan’s financial statements.

12.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2011 and 2010, respectively:

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$1,535,290,044	$1,647,253,967
Difference between contract value and fair value of Synthetic GICs	25,801,612	20,877,731

Net assets available for benefits per the Form 5500	$1,561,091,656	$1,668,131,698

The following is a reconciliation of investment loss per the financial statements to Form 5500 for the year ended December 31, 2011:

Net investment loss per the financial statements	$(12,389,234)
Add: Net change in difference between contract value and fair value of Synthetic GICs during the year	4,923,881

Investment loss per the Form 5500	$(7,465,353)

AXA EQUITABLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

13.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

14.	SUBSEQUENT EVENTS

Effective January 31, 2012, the Plan was amended to accept the merger and transfer of all AXA LM Plan assets and liabilities.

For pay periods starting on or after February 12, 2012, AXA Equitable and certain of its participating affiliates ceased making any matching contributions and instead may make discretionary annual profit sharing contributions, based on the applicable participating entity reaching certain performance goals for the applicable year.

The following describe the terms of the annual discretionary profit sharing contribution: (i) the applicable performance goals and results will be determined each year by the applicable participating entity; (ii) subject to tax law limits, the percentage of any profit-sharing contribution for a year will range from 0% up to 4%, as determined each year by the applicable participating entity in its sole discretion; (iii) to be eligible for any profit-sharing contribution for a year, a participant must be employed by AXA Equitable or any of its affiliates or subsidiaries on the last day of that year. However, if during that year, such participant: (a) retires directly from service for purposes of the Retirement Plan or RISPE, as applicable, (b) dies or becomes disabled while in service with AXA Equitable or any of its affiliates or subsidiaries or (c) is job eliminated by AXA Equitable or any of its affiliates or subsidiaries, such participant’s account will be credited with a profit-sharing contribution (if one is made) based on his or her eligible compensation from the applicable participating entity during that year prior to the date he or she retires, dies, becomes disabled or is job eliminated, as applicable. Any profit-sharing contribution for a year will be made no later than March 15 of the next year.

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	ALLYA 2011-4 A2 .65% 3/14	3/17/2014, 0.65%, $240,000	**	$239,832
***	ALLYA 10-4 A3 ABS .91 11/17/14	11/17/2014, 0.91%, $910,000	**	909,893
***	ALLYA 2010-1 A3 1.45% 5/14	5/15/2014, 1.45%, $567,592	**	569,646
***	ALLYA 2010-5 A3 1.11 1/15	1/15/2015, 1.11%, $760,000	**	761,495
***	ALLYA 2011-1 A3 1.45 1/15	1/15/2015, 1.38%, $730,000	**	733,903
***	ALLYA 2011-2 A3 1.18% 4/15	4/15/2015, 1.18%, $620,000	**	621,452
***	APART 2007-1 C 5.43% 7/11	2/10/2014, 5.43%, $148,918	**	149,580
***	APART 2007-1 D 5.62% 9/14	9/8/2014, 5.62%, $1,150,000	**	1,155,238
***	BAAT 2010-2 A3 2.4% 7/14	7/15/2014, 1.31%, $830,596	**	833,563
***	BMWLT 2010-1 A3 1.18% 4/13	4/15/2013, 0.82%, $890,000	**	890,167
***	BMWLT 2011-1 A3 1.06% 2/14	2/20/2014, 1.06%, $910,000	**	911,158
***	BMWOT 2011-A A2 .63% 2/14	2/25/2014, 0.63%, $800,000	**	799,498
***	BMWOT 2011-A A3 .76% 8/15	8/25/2015, 0.76%, $570,000	**	569,170
***	BOIT 2003-A8 A8 1ML+25 5/16	5/16/2016, 0.5283%, $600,000	**	601,607
***	CCCIT 2008-A5 A5 4.85% 4/15	4/22/2015, 4.85%, $1,460,000	**	1,550,781
***	CCCIT 2009-A5 A5 2.25% 12/14	12/23/2014, 2.25%, $1,780,000	**	1,807,190
***	CFAST 2010-A A3 .91% 8/13	8/8/2013, 0.91%, $640,000	**	640,547
***	CHAIT 2007-A17 A 5.12% 10/14	10/15/2014, 5.12%, $1,450,000	**	1,504,190
***	CHAIT 2008-A4 A4 4.65% 3/15	3/15/2015, 4.65%, $1,480,000	**	1,553,028
***	CHAIT 2011-A2 A2 1ML+9 5/15	5/15/2015, 0.3796%, $2,350,000	**	2,349,409
***	CPS 2006-D A4 5.115% 08/13	8/15/2013, 5.115%, $243,943	**	244,895
***	FORD 2 11-B ABS 1.05% 10/15/14	10/15/2014, 1.05%, $980,000	**	981,339
***	FORDL 2011-A A3 1% 7/14	7/15/2014, 1.03%, $1,110,000	**	1,110,088
***	FORDO 2009-B A3 2.79 8/13TALF	8/15/2013, 2.79%, $211,397	**	212,705
***	FORDO 2009-C A4 4.43% 11/14	11/15/2014, 4.43%, $510,000	**	530,199
***	FORDO 2009-D A3 2.17% 10/13	10/15/2013, 2.17%, $146,805	**	147,696
***	FORDO 2009-E A3 1.51% 1/14	1/15/2014, 1.51%, $350,972	**	352,443
***	FORDO 2010-B A3 0.98% 10/14	10/15/2014, 0.98%, $567,223	**	568,436
***	FORDO 2011-A A3 .97 1/15	1/15/2015, 0.97%, $500,000	**	501,267
***	FORDO 2011-B A3 .84% 6/15	6/15/2015, 0.84%, $510,000	**	509,904
***	FRNK 2007-1 B 5.13% 2/15	2/16/2015, 5.13%, $386,324	**	387,760
***	HAROT 2009-3 A3 2.31% 5/13	5/15/2013, 2.31%, $118,950	**	119,541
***	HAROT 2010-1 A4 1.98% 5/23/16	5/23/2016, 1.98%, $260,000	**	263,377
***	HAROT 2010-2 A3 1.34% 3/14	3/18/2014, 1.34%, $549,532	**	552,046
***	HAROT 2010-3 A3 .7% 4/14	4/21/2014, 0.7%, $1,330,000	**	1,330,049
***	HAROT 2011-1 A4 1.8% 4/17	4/17/2017, 1.8%, $330,000	**	335,583
***	HAROT 2011-2 A3 0.94% 3/15	3/18/2015, 0.94%, $800,000	**	801,373
***	HART 09-A A4 3.15% 3/16	3/15/2016, 3.15%, $110,000	**	113,264
***	HART 2009-A A3 2.03% 8/13	8/15/2013, 2.03%, $151,827	**	152,563
***	HART 2011-A A3 1.44 4/15	4/15/2015, 1.16%, $420,000	**	421,562
***	HYUNDAI 2 11-C ABS .57% 7/15/1	7/15/2014, 0.62%, $750,000	**	749,100
***	MBART 2009-1 A3 1% 1/15/14	1/15/2014, 1.67%, $268,748	**	270,313
***	MBART 2011-1 A3 0.85% 3/15	3/16/2015, 0.85%, $750,000	**	750,850
***	MVCOT 2005-2 A 4.6% 10/27	10/20/2027, 5.25%, $113,993	**	116,098
***	MVCOT 2006-2A A 5.417% 10/28	10/20/2028, 5.362%, $90,052	**	91,468
***	MVCOT 2006-2A B 5.467% 10/28	10/20/2028, 5.442%, $26,457	**	27,003
***	NALT 2 11-A ABS 1.04% 8/15/14	8/15/2014, 1.04%, $700,000	**	700,547
***	NALT 2010-B A3 1% 12/15/13	12/15/2013, 1.12%, $910,000	**	912,534
***	NALT 2010-B A4 1.27% 10/16	10/15/2016, 1.27%, $290,000	**	291,491
***	NALT 2011-B A3 0.92% 2/15	2/16/2015, 0.92%, $470,000	**	467,550
***	NAROT 2011-A A3 1.18% 2/15	2/16/2015, 1.18%, $530,000	**	532,602
***	NAROT 2011-B A3 0.87% 2/16	2/16/2016, 0.95%, $450,000	**	449,544
***	NEF 2005-1 A5 4.74% 10/45	10/30/2045, 1.17472%, $612,940	**	567,494

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Asset-backed bonds
***	SVOVM 2005-A A 5.25% 2/21	2/20/2021, 5.25%, $122,777	**	$126,057
***	TAOT 2010-A A3 1.27% 12/13	12/16/2013, 1.27%, $222,496	**	223,190
***	TAOT 2010-B A3 1.04% 2/14	2/18/2014, 1.04%, $356,022	**	356,834
***	USAOT 2009-2 A3 1.54% 02/14	2/18/2014, 1.54%, $282,861	**	283,770
***	VALET 2011-1 A3 1.22% 6/15	6/22/2015, 1.22%, $1,340,000	**	1,346,980
***	VWALT 2010-A A3 0.99% 11/13	11/20/2013, 0.99%, $1,260,000	**	1,262,192
***	VWALT 2010-A A4 1.18 10/15	10/20/2015, 1.18%, $200,000	**	200,560
***	VWALT 2011-A A2 1% 2/14	2/20/2014, 1%, $450,000	**	450,142
***	WOART 2010-A A3 1.34% 12/13	12/16/2013, 1.34%, $262,273	**	262,846
***	WOART 2011-A A3 1.49% 10/14	10/15/2014, 1.49%, $520,000	**	523,353
***	GCOSL 2006-1A NOTE 5.72% 3/22	3/1/2022, 5.72%, $237,680	**	219,799
***	MVCOT 2006-2A C 5.766% 10/28	10/20/2028, 5.691%, $12,026	**	12,210

	Total asset-backed bonds		**	39,981,964

	Commercial mortgage-backed bonds
***	BACM 2005-3 A2 CSTR 7/43	7/10/2043, 4.501%, $426,793	**	428,225
***	BACM 2005-3 XP CSTR 7/43	7/10/2043, 0.440868%, $8,667,109	**	20,495
***	BACM 2005-5 XP CSTR 10/45	10/10/2045, 0.044757%, $14,061,273	**	12,617
***	BSCMS 2005-PWR9 X2 CSTR 9/42	9/11/2042, 0.36368%, $15,181,581	**	109,152
***	BSCMS 2007-PW17 A2 5.574 6/50	6/11/2050, 5.574%, $157,610	**	159,716
***	BSCMS 2007-T28 A1 5.422% 9/42	9/11/2042, 5.422%, $2,759	**	2,769
***	COMM 2005-C6 A2 CSTR 6/44	6/10/2044, 4.999%, $72,656	**	73,214
***	COMM 2005-C6 XP CSTR 6/44	6/10/2044, 0.135808%, $11,854,502	**	16,348
***	COMM 2006-CN2A A2FX 5.449 2/19	2/5/2019, 5.449%, $845,000	**	824,403
***	CSFB 2002-CP5 A1 4.106 12/35	12/15/2035, 4.106%, $83,814	**	84,220
***	CSFB 2003-C4 A4 5.137 8/36	8/15/2036, 5.137%, $580,000	**	606,302
***	CSFB 2005-C4 ASP CSTR 8/38	8/15/2038, 0.213748%, $18,372,196	**	36,930
***	CSMC 2007-C3 A2 CSTR 6/39	6/15/2039, 5.713327%, $292,683	**	295,708
***	DBUBS 2011-LC3A A1 2.238 8/44	8/10/2044, 2.238%, $212,044	**	215,557
***	FHR 2495 UJ 3.5 7/32	7/15/2032, 3.5%, $22,522	**	23,224
***	FHR 2794 JT 6 10/32	10/15/2032, 6%, $238,545	**	261,424
***	FHR 2866 XE 4 12/18	12/15/2018, 4%, $543,197	**	565,906
***	FHR 3560 LA 2% 8/14	8/15/2014, 2%, $301,935	**	304,141
***	FHR 3573 LC 1.85% 8/14	8/15/2014, 1.85%, $546,660	**	551,480
***	FHR 3943 EF 1ML+25 2/26	2/15/2026, 0.5283%, $816,027	**	814,000
***	FNR 2000-32 FM IML+450 10/30	10/18/2030, 0.7346%, $6,182	**	6,177
***	FNR 2000-34 F 1ML+45 10/30	10/25/2030, 0.7436%, $18,023	**	18,006
***	FNR 2004-15 AB 4% 9/17	9/25/2017, 4%, $63,864	**	64,983
***	FNR 2004-3 HA 4% 7/17	7/25/2017, 4%, $97,165	**	98,944
***	FNR 2008-95 AD 4.5% 12/23	12/25/2023, 4.5%, $1,253,455	**	1,326,683
***	FNR 2010-123 DL 3.5% 11/25	11/25/2025, 3.5%, $442,166	**	460,699
***	FNR 2010-135 DE 2.25% 4/24	4/25/2024, 2.25%, $872,796	**	885,846
***	FNR 2010-143 B 3.5% 12/25	12/25/2025, 3.5%, $691,357	**	723,876
***	FSPC T-59 1A3 7.5 10/43	10/25/2043, 7.5%, $57,813	**	68,741
***	GCCFC 2003-C2 A3 4.533% 1/36	1/5/2036, 4.533%, $225,592	**	227,846
***	GCCFC 2005-GG3 A2 CSTR 8/42	8/10/2042, 4.305%, $256,401	**	257,159
***	GECMC 2007-C1 XP CSTR 12/49	12/10/2049, 0.17287%, $15,507,425	**	77,177
***	GMACC 2003-C2 A2 CSTR 5/40	5/10/2040, 5.635477%, $300,000	**	317,693
***	GMACC 2004-C2 A4 5.301% 8/38	8/10/2038, 5.301%, $610,000	**	652,187
***	GMACC 2005-C1 X2 CSTR 5/43	5/10/2043, 0.552571%, $3,593,672	**	11,640
***	GNR 2000-35 F 1ML+55 12/25	12/16/2025, 0.83255%, $17,291	**	17,458
***	GSMS 04-GG2 A6 CSTR 8/38	8/10/2038, 5.396%, $660,000	**	709,677

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Commercial mortgage-backed bonds
***	GSMS 2005-GG4 A3 4.607 7/39	7/10/2039, 4.607%, $390,000	**	$392,969
***	GSMS 2006-GG6 A2 5.506% 4/38	4/10/2038, 5.506%, $201,422	**	203,677
***	GSMS 2006-GG8 A2 5.479 11/39	11/10/2039, 5.479%, $656,331	**	661,073
***	GSMS 2011-GC5 A1 CSTR 8/44	8/10/2044, 1.468%, $541,449	**	540,030
***	JPMCC 03-CB7 A4 CSTR 1/38	1/12/2038, 4.879%, $239,470	**	252,131
***	JPMCC 2003-C1 A2 4.985 1/37	1/12/2037, 4.985%, $490,000	**	505,107
***	JPMCC 2005-LDP2 A3 4.697 7/42	7/15/2042, 4.697%, $597,150	**	604,039
***	JPMCC 2005-LDP5 A2 5.198 12/44	12/15/2044, 5.198%, $580,000	**	586,174
***	JPMCC 2006-LDP7 A2 CSTR 4/45	4/15/2045, 5.86078%, $17,815	**	18,016
***	JPMCC 2007-LD11 A2 CSTR 6/49	6/15/2049, 5.801644%, $557,508	**	566,483
***	JPMCC 2007-LDPX A2S 5.305 1/49	1/15/2049, 5.305%, $227,771	**	226,781
***	LBUBS 2003-C3 A4 4.166 5/32	5/15/2032, 4.166%, $200,000	**	206,131
***	LBUBS 2004-C8 4.799% 12/29	12/15/2029, 4.799%, $620,000	**	659,657
***	LBUBS 2005-C5 XCP CSTR 9/40	9/15/2040, 0.422657%, $28,803,798	**	100,248
***	LBUBS 2005-C7 XCP CSTR 11/40	11/15/2040, 0.173724%, $24,146,657	**	51,288
***	LBUBS 2007-C6 A2 5.845 7/40	7/15/2040, 5.845%, $354,950	**	360,343
***	LLL 1997-LLI D 7.15 10/34	10/12/2034, 7.15%, $134,374	**	135,110
***	MLMT 2004-KEY2 A2 4.166% 8/39	8/12/2039, 4.166%, $55,477	**	55,873
***	MLMT 2005-MKB2 XP CSTR 9/42	9/12/2042, 0.219134%, $2,077,443	**	7,604
***	MRFC 2000-TBC2 A1 1ML 6/30	6/15/2030, 0.7583%, $54,499	**	47,675
***	MSC 03-IQ4 A2 4.07 5/40	5/15/2040, 4.07%, $214,998	**	220,749
***	MSC 03-T11 A4 5.15 6/41	6/13/2041, 5.15%, $260,000	**	271,962
***	MSC 2007-IQ13 A1 5.05% 3/44	3/15/2044, 5.05%, $21,082	**	21,143
***	WBCMT 05-C16 APB 4.692% 10/41	10/15/2041, 4.692%, $365,298	**	379,725
***	WBCMT 2003-C9 A4 5.012 12/35	12/15/2035, 5.012%, $750,000	**	793,291
***	WBCMT 2004-C11 A3 4.719 1/41	1/15/2041, 4.719%, $50,214	**	50,607
***	WBCMT 2005-C18 XP CSTR 4/42	4/15/2042, 0.309955%, $6,653,410	**	10,749
***	WBCMT 2006-C25 A2 5.684% 5/43	5/15/2043, 5.684%, $89,138	**	89,473
***	WBCMT 2007-C30 XP CSTR 12/43	12/15/2043, 0.437215%, $17,765,510	**	195,184
***	WBCMT 2007-C31A A2 5.421% 4/47	4/15/2047, 5.421%, $649,803	**	669,339
***	WFRBS 2011-C5 A1 1.456 11/44	11/15/2044, 1.456%, $206,579	**	206,197
***	LBMT 1991-2 A3 CSTR 1/17	1/20/2017, 8.49288%, $137,402	**	138,082

	Total commercial mortgage-backed bonds		**	20,557,533

	Corporate bonds
***	ABBEY NATL 3.875 11/10/14 144A	11/10/2014, 3.875%, $1,350,000	**	1,274,563
***	ALTRIA GROUP INC 4.125% 9/11/15	9/11/2015, 4.125%, $650,000	**	713,952
***	ALTRIA GROUP INC 8.5% 11/13	11/10/2013, 8.5%, $600,000	**	684,688
***	AMER HONDA 2.5% 9/21/15 144A	9/21/2015, 2.5%, $640,000	**	655,765
***	AMERICAN EX CC 2.75% 9/15/15	9/15/2015, 2.75%, $1,280,000	**	1,297,379
***	AMERICAN EX MTN 2.8% 9/19/16	9/19/2016, 2.8%, $620,000	**	628,093
***	ANHEUSER BUSCH 1.5% 7/14/14	7/14/2014, 1.5%, $566,000	**	574,054
***	ANZ BK GRP 2.125% 1/10/14 144A	1/10/2014, 2.125%, $630,000	**	635,826
***	AT&T INC 2.4% 8/15/16	8/15/2016, 2.4%, $615,000	**	633,067
***	AT&T INC 2.5% 8/15/15	8/15/2015, 2.5%, $2,900,000	**	3,030,771
***	AT&T INC 2.95% 5/15/16	5/15/2016, 2.95%, $620,000	**	648,595
***	BALTIMORE G&E 6.125% 7/01/13	7/1/2013, 6.125%, $510,000	**	563,486
***	BANK AMER 4.5% 4/1/15	4/1/2015, 4.5%, $750,000	**	732,285
***	BANK AMER FDG 3.7% 9/1/15	9/1/2015, 3.7%, $1,720,000	**	1,621,806
***	BANK NOVA SCOTIA 2.25% 1/22/13	1/22/2013, 2.25%, $1,090,000	**	1,115,818
***	BANK OF NOVA SC 2.05% 10/07/15	10/7/2015, 2.05%, $2,050,000	**	2,068,434
***	BANK OF NY 2.3% 7/28/16	7/28/2016, 2.3%, $1,250,000	**	1,266,368

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds
***	BANK OF NY MTN 2.4% 1/17/17	1/17/2017, 2.4%, $620,000	**	$620,316
***	BANK TOKYO 2.6% 1/22/13 144A	1/22/2013, 2.6%, $250,000	**	255,900
***	BARCLAYS BANK 2.375% 1/13/14	1/13/2014, 2.375%, $1,680,000	**	1,663,123
***	BB&T CORP MTN B/E 3.2% 3/15/16	3/15/2016, 3.2%, $630,000	**	662,794
***	BB&T CORPORATION 2.05% 4/28/14	4/28/2014, 2.05%, $750,000	**	760,113
***	BERK HATH INC 2.2% 8/15/16	8/15/2016, 2.2%, $630,000	**	653,881
***	BG ENERGY 2.875% 10/16 144A	10/15/2016, 2.875%, $620,000	**	637,603
***	BP CAPITAL MARKET 3.2% 3/11/16	3/11/2016, 3.2%, $630,000	**	666,543
***	BP CAPITAL MARKETS 2.248 11/16	11/1/2016, 2.248%, $620,000	**	626,419
***	C 6.5 08/13 SNR	8/19/2013, 6.5%, $640,000	**	681,552
***	CAPITAL ONE FIN 2.125% 7/15/14	7/15/2014, 2.125%, $1,351,000	**	1,346,761
***	CATERPILR FIN MTN 1.125% 12/14	12/15/2014, 1.125%, $700,000	**	700,321
***	CIBC 1.45% 9/13/13	9/13/2013, 1.45%, $577,000	**	579,573
***	CITIGROUP 3.953% 6/15/16	6/15/2016, 3.953%, $1,240,000	**	1,238,154
***	CITIGROUP 4.75% 5/19/15	5/19/2015, 4.75%, $3,850,000	**	3,921,058
***	CMMNWLTH BK 2.125% 3/17/14 144	3/17/2014, 2.125%, $630,000	**	632,081
***	COMERICA INC 3% 9/16/15	9/16/2015, 3%, $74,000	**	76,254
***	COMMONWETH MTN2.9 9/17/14 144A	9/17/2014, 2.9%, $3,180,000	**	3,348,374
***	COMWLTH EDISON 1.625% 1/15/14	1/15/2014, 1.625%, $354,000	**	359,256
***	COMWLTH EDISON 1.95% 9/01/16	9/1/2016, 1.95%, $384,000	**	385,806
***	CREDIT SUIS(NY)MTN 3.5 3/23/15	3/23/2015, 3.5%, $750,000	**	749,618
***	CREDIT SUISSE NY 2.2% 1/14/14	1/14/2014, 2.2%, $1,858,000	**	1,856,680
***	DANSKE BANK 3.875% 4/14/16 144	4/14/2016, 3.875%, $930,000	**	871,183
***	DBS BK LTD 5.125/VAR 5/17 144A	5/16/2017, 5.125%, $1,300,000	**	1,321,328
***	DEUTSCHE BK AG 3.25% 1/11/16	1/11/2016, 3.25%, $620,000	**	638,090
***	DOMINION RES INC 1.95 8/15/16	8/15/2016, 1.95%, $424,000	**	429,305
***	DOMINION RESOUR 2.25% 9/1/15	9/1/2015, 2.25%, $1,038,000	**	1,070,290
***	DOMINION RESOURCE 1.8% 3/15/14	3/15/2014, 1.8%, $234,000	**	239,518
***	DUKE ENERGY CORP 5.65% 6/13	6/15/2013, 5.65%, $1,500,000	**	1,601,637
***	ENEL FIN INTL 5.7% 1/15/13144A	1/15/2013, 5.7%, $587,000	**	604,665
***	EXPORT DEV CANADA 1.5% 5/15/14	5/15/2014, 1.5%, $415,000	**	424,864
***	FIFTH THIRD BAN 3.625% 1/25/16	1/25/2016, 3.625%, $354,000	**	364,794
***	FRANCE TELE MTN 4.375% 7/14	7/8/2014, 4.375%, $849,000	**	914,771
***	FRANCE TELECOM 2.125% 9/16/15	9/16/2015, 2.125%, $214,000	**	213,379
***	GE CAP CORP 2.25% 11/9/15	11/9/2015, 2.25%, $604,000	**	608,775
***	GE CAP MTN 3.5% 6/28/15	6/29/2015, 3.5%, $686,000	**	719,553
***	GE ELEC CAP CORP 2.1% 1/07/14	1/7/2014, 2.1%, $2,097,000	**	2,149,884
***	GEN ELEC CAP MTN 5.4 9/20/13	9/20/2013, 5.4%, $3,043,000	**	3,292,359
***	GENERAL ELEC 2.95% 5/09/16	5/9/2016, 2.95%, $180,000	**	185,932
***	GENERAL ELEC MTN 1.875% 9/13	9/16/2013, 1.875%, $1,380,000	**	1,404,731
***	GENERAL ELEC MTN3.35% 10/17/16	10/17/2016, 3.35%, $620,000	**	650,079
***	GOLDMAN SAC GRP 3.625% 2/07/16	2/7/2016, 3.625%, $920,000	**	902,432
***	GOLDMAN SACHS MTN 3.7% 8/1/15	8/1/2015, 3.7%, $1,471,000	**	1,464,061
***	HEWLETT-PACKARD 2.625% 12/9/14	12/9/2014, 2.625%, $310,000	**	313,272
***	HSBC BANK 3.1% 5/24/16 144A	5/24/2016, 3.1%, $1,240,000	**	1,244,277
***	IBM CORP 1.95% 7/22/16	7/22/2016, 1.95%, $830,000	**	861,538
***	ING BANK NV 2% 10/18/13 144A	10/18/2013, 2%, $950,000	**	931,856
***	JPMC CO MTN 3.7% 1/20/15	1/20/2015, 3.7%, $1,240,000	**	1,306,342
***	JPMC CO MTN 4.65% 6/14	6/1/2014, 4.65%, $1,700,000	**	1,801,803
***	JPMORGAN CHASE CO 3.4% 6/24/15	6/24/2015, 3.4%, $2,425,000	**	2,473,976
***	LG&E & KU ENERG 2.125% 11/15	11/15/2015, 2.125%, $449,000	**	443,511
***	MANUFTRS & TRD 3.85/VAR 4/1/13	4/1/2013, 2.081%, $1,000,000	**	994,835
***	MASSMUTUAL GLB 3.125 4/16 144A	4/14/2016, 3.125%, $1,550,000	**	1,613,229

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds
***	MERRILL LYNCH 5.45% 7/15/14	7/15/2014, 5.45%, $1,050,000	**	$1,067,658
***	MET LIFE GLBL 2.5 9/29/15 144A	9/29/2015, 2.5%, $1,000,000	**	1,012,313
***	METROPOLITAN MTN 2.5 1/13 144A	1/11/2013, 2.5%, $2,358,000	**	2,414,501
***	MONUMENTAL GLBL 5.5% 4/13 144A	4/22/2013, 5.5%, $227,000	**	238,805
***	MORGAN STANLEY 2.875% 1/25/14	1/24/2014, 2.875%, $1,230,000	**	1,193,621
***	MORGAN STANLEY 2.875% 7/28/14	7/28/2014, 2.875%, $718,000	**	685,039
***	MORGAN STANLEY 3.8% 4/29/16	4/29/2016, 3.8%, $620,000	**	575,383
***	MORGAN STANLEY 4% 7/24/15	7/24/2015, 4%, $640,000	**	611,424
***	MORGAN STANLEY 4.1% 1/26/15	1/26/2015, 4.1%, $1,177,000	**	1,138,149
***	MORGAN STANLEY 6% 5/13/14	5/13/2014, 6%, $720,000	**	732,882
***	NORDEA BK AG 1.75 10/4/13 144A	10/4/2013, 1.75%, $960,000	**	942,245
***	NYLIFE GLB4.65% 5/9/13 144A	5/9/2013, 4.65%, $1,060,000	**	1,118,563
***	PACIFIC GAS & ELEC 6.25% 12/13	12/1/2013, 6.25%, $958,000	**	1,052,204
***	PECO ENERGY MTN 5.6% 10/15/13	10/15/2013, 5.6%, $690,000	**	754,112
***	PEPSICO INC 7.9% 11/01/18	11/1/2018, 7.9%, $627,000	**	854,511
***	PG&E CORP 5.75% 4/01/14	4/1/2014, 5.75%, $300,000	**	331,215
***	PHILIP MORS INT 2.5% 5/16/16	5/16/2016, 2.5%, $930,000	**	964,757
***	PNC FUND CORP MTN 3% 5/19/14	5/19/2014, 3%, $980,000	**	1,022,423
***	PPL ENERGY SUPP 6.3% 7/15/13	7/15/2013, 6.3%, $1,300,000	**	1,426,845
***	PRICOA GLB 1 MTN5.45 6/14 144A	6/11/2014, 5.45%, $660,000	**	715,450
***	PROGRESS ENERGY 6.05% 3/15/14	3/15/2014, 6.05%, $1,413,000	**	1,584,458
***	PUBLIC SVC ELEC 2.7% 5/01/15	5/1/2015, 2.7%, $519,000	**	543,468
***	RABOBANK NL UTREC MTN1.85 1/14	1/10/2014, 1.85%, $2,577,000	**	2,586,632
***	RABOBNK NEDRLD MTN 2.125 10/15	10/13/2015, 2.125%, $660,000	**	649,889
***	ROYAL BK CANADA 1.125 1/15/14	1/15/2014, 1.125%, $1,024,000	**	1,031,734
***	ROYAL BK CANADA 1.45% 10/30/14	10/30/2014, 1.45%, $693,000	**	698,396
***	ROYAL BK CANADA 2.3% 7/20/16	7/20/2016, 2.3%, $383,000	**	393,360
***	ROYAL BK SCOT 4.875 8/14 144A	8/25/2014, 4.875%, $1,220,000	**	1,214,706
***	SANTANDER US 2.485% 1/13 144A	1/18/2013, 2.485%, $1,200,000	**	1,181,748
***	SEMPRA ENERGY 2% 3/15/14	3/15/2014, 2%, $620,000	**	631,573
***	SHELL INTL MTN 1.875 3/25/13	3/25/2013, 1.875%, $1,310,000	**	1,341,060
***	SIERRA PACIFIC 5.45% 9/01/13	9/1/2013, 5.45%, $1,120,000	**	1,212,648
***	SIMON PROPERTY 2.8% 1/30/17	1/30/2017, 2.8%, $142,000	**	145,575
***	SIMON PROPERTY 5.3% 5/30/13	5/30/2013, 5.3%, $530,000	**	557,716
***	SOUTHERN CO 2.375% 9/15/15	9/15/2015, 2.375%, $510,000	**	526,160
***	STATE STREET 2.875% 3/07/16	3/7/2016, 2.875%, $770,000	**	799,704
***	SUMITOMO BK 1.95% 1/14/14 144A	1/14/2014, 1.95%, $1,230,000	**	1,255,665
***	TELEFONICA EMIS 2.582 4/26/13	4/26/2013, 2.582%, $1,630,000	**	1,598,309
***	TIME WARNER CAB 6.2% 7/01/13	7/1/2013, 6.2%, $1,500,000	**	1,656,284
***	TIME WARNER INC 3.15% 7/15/15	7/15/2015, 3.15%, $960,000	**	1,012,625
***	TORONTO DOM BK 2.5% 7/14/16	7/14/2016, 2.5%, $1,248,000	**	1,287,558
***	TORONTO DOMINI 2.375% 10/19/16	10/19/2016, 2.375%, $1,235,000	**	1,262,874
***	TOTAL CAP CDA 1.625% 1/28/14	1/28/2014, 1.625%, $640,000	**	655,258
***	TRANSCAPIT 5.67% 3/5/14 144A	3/5/2014, 5.67%, $1,230,000	**	1,298,597
***	UBS AG STAMFORD 2.25% 1/28/14	1/28/2014, 2.25%, $610,000	**	599,494
***	UNCREDIT LUX 5.584/VAR 1/13/17	1/13/2017, 5.584%, $1,300,000	**	1,334,960
***	UNION BK NA 3% 6/6/16	6/6/2016, 3%, $690,000	**	703,380
***	UNITEDHEALTH GRP 1.875% 11/16	11/15/2016, 1.875%, $473,000	**	474,295
***	USAA CAPITAL 1.05% 9/14 144A	9/30/2014, 1.05%, $716,000	**	716,317
***	VERIZON COM 1.95% 3/28/14 144A	3/28/2014, 1.95%, $620,000	**	635,999
***	VERIZON COM 2% 11/1/16	11/1/2016, 2%, $1,289,000	**	1,297,100
***	VERIZON COM INC 5.25% 4/15/13	4/15/2013, 5.25%, $720,000	**	767,824
***	VERIZON WIRELESS 5.55% 2/1/14	2/1/2014, 5.55%, $1,210,000	**	1,342,730

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Corporate bonds
***	VODAFONE GRP PLC 4.15% 6/10/14	6/10/2014, 4.15%, $329,000	**	$349,681
***	VOLKSWAGEN 1.875% 4/1/14 144A	4/1/2014, 1.875%, $1,160,000	**	1,168,421
***	WAL MART STORES 2.25% 7/08/15	7/8/2015, 2.25%, $800,000	**	843,264
***	WAL MART STORES 2.8% 4/15/16	4/15/2016, 2.8%, $620,000	**	666,457
***	WALMART STORES MTN 3.2% 5/14	5/15/2014, 3.2%, $868,000	**	920,345
***	WELLS FARGO 3.75% 10/1/14	10/1/2014, 3.75%, $1,633,000	**	1,739,519
***	WELLS FARGO 4.375% 1/31/13	1/31/2013, 4.375%, $376,000	**	395,529
***	WELLS FARGO MTN 3.625% 4/15/15	4/15/2015, 3.625%, $189,000	**	199,331
***	WELLS FARGO&COM 3.676% 6/15/16	6/15/2016, 3.676%, $748,000	**	789,915
***	WESTPAC BANK CORP 2.1% 8/2/13	8/2/2013, 2.1%, $395,000	**	402,342
***	WESTPAC BK CORP 1.85% 12/09/13	12/9/2013, 1.85%, $1,285,000	**	1,287,830
***	WYETH 5.5% 2/01/14	2/1/2014, 5.5%, $347,000	**	388,392
***	YALE UNIV MTN 2.9% 10/15/14	10/15/2014, 2.9%, $540,000	**	575,036

	Total corporate bonds		**	134,199,657

	Residential mortgage-backed bonds
***	FHLG 15YR 4.50% 8/18 #E98688	8/1/2018, 4.5%, $1,250,366		936,278
***	FHLG 15YR 5.00% 6/24 #G13598	4/1/2020, 5%, $1,665,088	**	1,277,438
***	FHLG 15YR 5.50% 3/19 #E01604	3/1/2019, 5.5%, $135,726	**	115,943
***	FHLG 20YR 5.50% 3/23 #D95897	3/1/2023, 5.5%, $123,228	**	95,116
***	FHLG 20YR 5.50% 4/24 #C90825	4/1/2024, 5.5%, $435,665	**	359,418
***	FHLG 20YR 5.50% 5/23 #C90676	5/1/2023, 5.5%, $145,224	**	158,875
***	FHLG 20YR 5.50% 7/23 #C90691	7/1/2023, 5.5%, $562,153	**	454,029
***	FHLG 20YR 6.00% 9/22 #C90580	9/1/2022, 6%, $190,271	**	158,772
***	FHLM ARM 3.53% 4/40 #1B4657	4/1/2040, 3.551%, $432,973	**	349,018
***	FHLM ARM 3.58% 4/40 #1B4702	4/1/2040, 3.59%, $389,655	**	305,239
***	FHLM ARM 3.88% 1/35 #848084	1/1/2035, 2.499%, $87,316	**	63,584
***	FHLM ARM 4.68% 1/36 #847584	1/1/2036, 2.836%, $82,079	**	70,958
***	FHLM ARM 5.37% 12/35 #1N0106	12/1/2035, 2.109%, $166,614	**	176,384
***	FHLM ARM 5.78% 10/35 #1N0063	10/1/2035, 3.329%, $31,191	**	29,913
***	FHLM ARM 4.199% 8/36 #848185	8/1/2036, 3.247%, $142,242	**	121,851
***	FHLM ARM 4.889% 3/33 #847126	3/1/2033, 2.942%, $5,621	**	5,693
***	FHLM ARM 4.941% 11/35 #1J1228	11/1/2035, 2.599%, $225,975	**	209,126
***	FHLM ARM 5.084% 8/35 #1J0005	8/1/2035, 3.081%, $71,273	**	67,289
***	FNMA 15YR 3.50% 12/25 #AE0368	12/1/2025, 3.5%, $12,752,067	**	10,754,780
***	FNMA 15YR 4.00% 8/18 #727438	8/1/2018, 4%, $729,675	**	465,774
***	FNMA 15YR 4.50% 6/19 #745278	6/1/2019, 4.5%, $469,614	**	370,440
***	FNMA 15YR 4.50% 7/20 #745874	7/1/2020, 4.5%, $269,749	**	208,021
***	FNMA 15YR 4.50% 7/20 #888653	7/1/2020, 4.5%, $219,456	**	168,754
***	FNMA 15YR 4.50% 8/18 #730721	8/1/2018, 4.5%, $131,524	**	98,951
***	FNMA 15YR 4.50% 8/24 #AD0117	10/1/2018, 4.5%, $4,356,088	**	3,271,303
***	FNMA 15YR 4.50% 11/18 #725857	11/1/2018, 4.5%, $188,917	**	145,745
***	FNMA 15YR 6.00% 11/16 #545296	11/1/2016, 6%, $72,349	**	56,075
***	FNMA 15YR 6.50% 3/17 #254236	3/1/2017, 6.5%, $156,625	**	125,806
***	FNMA 20YR 5.50% 10/22 #254522	10/1/2022, 5.5%, $2,764	**	2,130
***	FNMA 20YR 5.50% 11/22 #254543	11/1/2022, 5.5%, $48,290	**	38,062
***	FNMA 20YR 5.50% 6/23 #254764	6/1/2023, 5.5%, $140,546	**	111,995
***	FNMA 20YR 6.00% 1/23 #555198	1/1/2023, 6%, $81,179	**	68,461
***	FNMA 20YR 6.00% 9/22 #545887	9/1/2022, 6%, $280,406	**	249,144
***	FNMA 20YR 6.00% 12/18 #440734	12/1/2018, 6%, $20,580	**	14,885
***	FNMA ARM 2.94% 8/35 #AD0710	11/1/2036, 2.616%, $62,177	**	55,604
***	FNMA ARM 3.20% 1/40 #AC0599	1/1/2040, 3.193%, $611,897	**	544,941

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Residential mortgage-backed bonds
***	FNMA ARM 3.60% 3/40 #AD1555	3/1/2040, 3.608%, $666,895	**	$574,424
***	FNMA ARM 4.21% 5/35 #889946	5/1/2035, 2.537%, $228,264	**	204,943
***	FNMA ARM 4.285% 7/33#AD0066	12/1/2033, 2.616%, $578,909	**	527,093
***	FNMA ARM 4.30% 2/35 #995017	2/1/2035, 2.562%, $428,464	**	400,442
***	FNMA ARM 4.53% 12/34 #802852	12/1/2034, 2.554%, $243,456	**	218,643
***	FNMA ARM 4.68% 11/34 #735011	11/1/2034, 2.624%, $219,376	**	191,349
***	FNMA ARM 5.280% 3/35 #843014	3/1/2035, 2.059%, $17,715	**	17,338
***	FNMA ARM 6.25% 6/36 #886983	6/1/2036, 2.59%, $23,268	**	21,727
***	FNMA ARM 4.58% 7/35 #995273	7/1/2035, 2.544%, $148,307	**	135,605
***	FNMA ARM 4.653% 3/35 #816322	3/1/2035, 2.284%, $5,989	**	6,158
***	FNMA ARM 4.893% 10/35 #847787	10/1/2035, 2.481%, $53,611	**	48,282
***	FNMA ARM 4.898% 5/35 #995272	5/1/2035, 2.857%, $39,466	**	35,254
***	FNMA ARM 5.344% 7/35 #834917	7/1/2035, 2.065%, $14,010	**	14,274
***	FNMA ARM 5.349% 12/34 #843013	12/1/2034, 2.14%, $37,548	**	32,556
***	FNMA ARM 3.752% 10/33 #755148	10/1/2033, 2.015%, $40,821	**	33,747
***	FNMA ARM 3.753% 10/33 #746320	10/1/2033, 2.553%, $49,960	**	45,879
***	FNMA ARM 3.984% 5/33 #703915	5/1/2033, 2.397%, $10,318	**	10,566
***	FNMA ARM 4.293% 3/35 #815586	3/1/2035, 2.573%, $18,254	**	18,677
***	FNMA ARM 4.358% 10/33 #754672	10/1/2033, 2.119%, $15,480	**	15,083
***	FNMA ARM 4.512% 12/36 #995606	11/1/2036, 2.628%, $343,571	**	326,160
***	FNMA ARM 4.53% 10/35 #995414	7/1/2035, 2.623%, $352,877	**	318,102
***	FNMA ARM 4.55% 10/35 #995415	10/1/2035, 2.594%, $1,056,271	**	980,295
***	FNMA ARM 4.801% 2/33 #695019	2/1/2033, 2.01%, $30,613	**	28,302
***	FNMA ARM 5.05% 7/34 #801635	7/1/2034, 2.532%, $18,207	**	18,088
***	FNMA ARM 5.066% 9/34 #544860	9/1/2034, 4.803%, $60,332	**	51,268
***	FNMA ARM 5.075% 7/34 #995609	4/1/2035, 2.913%, $152,001	**	141,048

	Total residential mortgage-backed bonds		**	26,121,098

	US Treasury, government and agency bonds
***	FHLG 10YR 3.00% 8/21 #J16393	8/1/2021, 3%, $705,403	**	737,710
***	FHLG 10YR 3.00% 8/21 #J16442	8/1/2021, 3%, $768,799	**	804,010
***	FHLM ARM 2.98% 8/41 #1B8533	8/1/2041, 2.983%, $501,350	**	524,468
***	FHLM ARM 2.99% 8/41 #1B8556	8/1/2041, 2.997%, $227,697	**	237,960
***	FHLM ARM 3.07% 9/41 #1B8608	9/1/2041, 3.081%, $311,995	**	326,843
***	FHLM ARM 3.21% 7/41 #1B8477	7/1/2041, 3.205%, $391,645	**	411,456
***	FHLMC .625% 12/29/14	12/29/2014, 0.625%, $24,391,000	**	24,376,396
***	FHLMC 0.375% 10/30/13	10/30/2013, 0.375%, $9,352,000	**	9,347,992
***	FHLMC 0.75% 11/25/14	11/25/2014, 0.75%, $12,595,000	**	12,627,256
***	FHLMC 0.75% 3/28/13	3/28/2013, 0.75%, $989,000	**	996,486
***	FHLMC 1% 7/30/14	7/30/2014, 1%, $7,464,000	**	7,588,966
***	FHLMC 1% 8/27/14	8/27/2014, 1%, $10,960,000	**	11,106,398
***	FHLMC 1.75% 9/10/15	9/10/2015, 1.75%, $766,000	**	794,553
***	FNMA .625% 10/30/14	10/30/2014, 0.625%, $5,989,000	**	6,002,709
***	FNMA .75% 2/26/13	2/26/2013, 0.75%, $0	**	31,414
***	FNMA 0.75% 12/18/13	12/18/2013, 0.75%, $877,000	**	880,757
***	FNMA 0.75% 12/19/14	12/19/2014, 0.75%, $4,891,000	**	4,907,385
***	FNMA 0.875% 8/28/14	8/28/2014, 0.875%, $10,845,000	**	10,966,091
***	FNMA 10YR 3% 9/21 #AL0576	9/1/2021, 3%, $1,556,299	**	1,632,434
***	FNMA 10YR 3% 9/21 #AL0579	8/1/2021, 3%, $1,828,189	**	1,917,624
***	FNMA 10YR 3.00% #MA0833	8/1/2021, 3%, $1,344,021	**	1,409,771
***	FNMA 10YR 3.00% #MA0865	10/1/2021, 3%, $2,058,192	**	2,153,580
***	FNMA 10YR 3.00% #MA3892	9/1/2021, 3%, $1,481,979	**	1,554,477

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	US Treasury, government and agency bonds
***	FNMA 10YR 3.00% 7/21 #MA0803	7/1/2021, 3%, $878,785	**	$921,775
***	FNMA 10YR 3.00% 10/21 #MA0909	11/1/2021, 3%, $1,128,727	**	1,181,039
***	FNMA 15YR 4.00% 7/19 #AE0968	7/1/2019, 4%, $3,261,981	**	3,451,422
***	FNMA 4.625% 10/15/13	10/15/2013, 4.625%, $644,000	**	698,962
***	FNMA ARM 2.57% 10/41 #AH5261	10/1/2041, 2.575%, $513,410	**	533,377
***	FNMA ARM 2.74% 8/41 #AH5259	8/1/2041, 2.745%, $796,193	**	827,867
***	FNMA ARM 3.01% 8/41 #AI4358	8/1/2041, 3.02%, $245,818	**	257,224
***	FNMA ARM 3.37% 9/41 #AI8935	9/1/2041, 3.373%, $242,898	**	256,133
***	FNMA ARM 3.47% 3/40 #AD0820	3/1/2040, 3.473%, $418,718	**	437,461
***	FNMA ARM 3.69% 5/40 #AE0064	5/1/2040, 3.703%, $0	**	909
***	FNMA ARM 3.79% 6/40 #AE0065	6/1/2040, 3.792%, $262,837	**	274,948
***	NCUA GTD NTS MA 1.4% 6/12/15	6/12/2015, 1.4%, $830,000	**	841,395
***	USTN .25% 11/30/13	11/30/2013, 0.25%, $12,689,000	**	12,694,743
***	USTN .25% 9/15/14	9/15/2014, 0.25%, $2,689,000	**	2,684,901
***	USTN .375% 6/30/13	6/30/2013, 0.375%, $6,542,000	**	6,558,422
***	USTN .5% 8/15/14	8/15/2014, 0.5%, $27,603,000	**	27,784,534
***	USTN .625% 7/15/14	7/15/2014, 0.625%, $26,709,000	**	26,994,766
***	USTN .875% 11/30/16	11/30/2016, 0.875%, $35,018,000	**	35,156,952
***	USTN 1% 9/30/16	9/30/2016, 1%, $28,555,000	**	28,930,955
***	USTN 1.75% 7/31/15	7/31/2015, 1.75%, $13,069,000	**	13,739,536
***	USTN 1.875% 6/30/15	6/30/2015, 1.875%, $14,461,000	**	15,157,681
***	USTN 2.125% 5/31/15	5/31/2015, 2.125%, $1,601,000	**	1,693,548
***	USTN 2.375% 10/31/14	10/31/2014, 2.375%, $12,792,000	**	13,567,836
***	USTN 2.375% 9/30/14	9/30/2014, 2.375%, $1,079,000	**	1,145,109
***	USTN 2.5% 3/31/15	3/31/2015, 2.5%, $32,588,000	**	34,962,732
***	USTN 2.5% 4/30/15	4/30/2015, 2.5%, $45,789,000	**	49,071,167
***	USTN 4.25% 8/15/15	8/15/2015, 4.25%, $5,027,000	**	5,778,491

	Total US Treasury, government and agency bonds		**	386,940,621

	Common stock - finance
*	AXA ADR ADR Stock	4567410.58 Per shares	**	58,736,900

	Index mutual funds
*	Blackrock Equity Index Fund	Blackrock Equity Index Fund	**	85,999,866
*	Black Rock Equity EAFE Account	Black Rock Equity EAFE Account	**	32,158,374
*	Fidelity Management Research Company	Spartan Extmk Ind Advan	**	36,736,507
*,1	State Street Bank and Trust Company	SSGA RUSSELL SM/MID CAP IDX NL CL A	**	21,255,380
*,1	State Street Bank and Trust Company	SSGA US BOND INDX NON-LENDING CL A	**	38,796,727
*,1	State Street Bank and Trust Company	SSGA INTERTN’L INDEX NON-LEND CL A	**	46,953,718
*,1	State Street Bank and Trust Company	SSGA S&P 500 INDEX NON-LENDING CL A	**	141,372,393
*,1	State Street Bank and Trust Company	SSGA TUCKERM GLB LIQ RL EST NL CL A	**	34,543,435
*,1	State Street Bank and Trust Company	SSGA US INFL PROT BD IDX NL CL A	**	22,510,416
*,1	State Street Bank and Trust Company	SSGA US ST GOV’T CRD BD IDX NL CL A	**	7,126,490

	Total index mutual funds		**	467,453,306

	Balanced mutual funds
*	Dodge & Cox Balanced	Dodge & Cox Balanced	**	47,804,298

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Growth mutual funds
*	AXA Premier VIP Trust	Multimanager Large Cap Value Portfolio	**	$19,116,378
*	Calvert Social Investment	Calvert Social Investment	**	10,605,730
*,1	Columbia Management Advisors, LLC	Col Mid Cap Value Z	**	19,152,535
*	EQ Advisors Trust	EQ/Equity Growth Plus	**	20,730,232
*,1	Morgan Stanley Investments LP	MSIF Mid Cap Growth I	**	36,838,433
*,1	EQ Advisors Trust	EQ/AB Small Cap Growth A	**	21,455,024
*,1	EQ Advisors Trust	EQ/GAMCO Sm Co Val A	**	32,196,915
*,1	EQ Advisors Trust	EQ/INTL GROWTH A	**	28,969,341

	Total growth mutual funds		**	189,064,588

	Fixed income mutual funds
*	State Street Global Advisors	U.S Gov’t ST Investment Fund Class A	**	5,182,221
*	Colchester Street Trust	Money Market Portfolio	**	549,849
*,1	Goldman Sachs Asset Management, L.P.	GS High Yield Inst	**	39,797,794
*	Pacific Investment Management Company	PIM Total RT Inst	**	56,624,695

	Total fixed income mutual funds		**	102,154,559

	Other mutual funds
*,1	Dodge & Cox International Stock	Dodge & Cox International Stock	**	23,981,375
*	Morgan Stanley Investments LP	MISF US Real Est I	**	26,315,282

	Total other mutual funds		**	50,296,657

	GIC Wrappers
	JP Morgan Chase	Contract # AAXA-2-07	**	784,537
	State St Bk & Tr Co Boston	Contract # 1007007	**	217,589

	Total GIC Wrappers		**	1,002,126

	Short-term investments
***	CARAT 2007-1 B 5.15% 9/12	9/17/2012, 5.15%, $151,021	**	151,987
***	BNP PARIBAS 2.125% 12/21/12	12/21/2012, 2.125%, $450,000	**	438,664
***	SVENSKA MTN 2.875 9/14/12 144A	9/14/2012, 2.875%, $2,383,000	**	2,425,963
***	CITIGR FDG FDIC 1.875 11/15/12	11/15/2012, 1.875%, $1,700,000	**	1,728,604
***	ROYAL BK SCT 1.5% 3/30/12 144A	3/30/2012, 1.50%, $1,680,000	**	1,685,164
***	NY LIFE 2.25% 12/14/12 144A	12/14/2012, 2.25%, $680,000	**	689,766
***	MASSMUTUAL GL 3.625% 7/12 144A	7/16/2012, 3.625%, $500,000	**	515,867
***	EDP FINANCE BV5.375 11/12 144A	11/2/2012, 5.375%, $810,000	**	807,124
***	GE CAP FDIC MTN 2.625 12/28/12	12/28/2012, 2.625%, $1,918,000	**	1,964,404
***	ERP OPERAT LP 5.5% 10/1/12	10/1/2012, 5.50%, $350,000	**	367,785
	Interest bearing cash held in Clearing Account		**	1,466,697

	Total short-term investments		**	12,242,025

	Subtotal		**	1,536,555,332

AXA EQUITABLE 401(k) PLAN

EMPLOYER ID# 13-5570651, PLAN #005

SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

(a)	(b) Identity of issue, borrower, lessor , or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Notes receivable from participants
	Notes receivable from participants	4.25% to 9.5%	**	$24,977,253

	Total		**	1,561,532,585

*	Represents a party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.
***	Represents underlying investments of the Plan’s Synthetic GICs, which amounts are presented at fair value and are managed by a party-in-interest.
1	A portion of this fund represents an investment in the AXA Equitable target allocation funds.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

AXA Equitable 401(k) Plan (Name of Plan)

Dated: June 28, 2012	By:	/s/ Steve Vigneron
STEVE VIGNERON
Chairperson of The Administrative Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Vice President of AXA Equitable Life Insurance Company (Plan Sponsor)

Dated: June 28, 2012	By:	/s/ Glen Gardner
GLEN GARDNER
Chairperson of The Investment Committee of Benefit Plans of AXA Equitable Life Insurance Company (Plan Fiduciary) and Vice President of AXA Equitable Life Insurance Company (Plan Sponsor)